First quarter 2021
Financial statements and review

Equinor first quarter 2021 results

Equinor reports adjusted earnings of USD 5.47 billion and USD 2.66 billion after tax in the first quarter of 2021. IFRS net operating income was USD 5.22 billion and the IFRS net income was USD 1.85 billion.

The first quarter of 2021 was characterised by:

- Strong results due to price recovery, sustained cost improvements and strict capital discipline.
- Very strong cash flow and a 7.1 percentage points reduction of adjusted net debt ratio to 24.6%.
- Solid operational performance and high production efficiency. Some impact from Covid-19 and restrictions on projects in execution.
- Significant gain of USD 1.38 billion from farm downs in offshore wind assets.
- Cash dividend of USD 0.15 per share.

"With sustained improvements and capital discipline, we are able to capture value from recovering oil and gas prices and achieve our best quarterly results since 2014. We deliver a net cash flow above 5 billion dollars and reduce our adjusted net debt ratio to below 25 percent. The forceful response and solid operational performance delivered by our organisation during the pandemic is providing for a strong position for safe operations, value creation and cash flow generation in 2021 and going forward," says Anders Opedal, President and CEO of Equinor ASA.

"Equinor aims to be a leader in the energy transition and during the quarter we strengthened our position within offshore wind with the awarded offtake contracts from New York State for Empire Wind 2 and Beacon Wind 1. We also booked capital gains of around 1.4 billion dollars from farm downs, demonstrating our ability to create value from accessing and maturing renewable projects. Within low carbon solutions we have started construction of the Northern Lights terminal and secured funding for three low carbon projects in the UK", says Opedal.

Adjusted earnings [5] were USD 5.47 billion in the first quarter, up from USD 2.05 billion in the same period in 2020. Adjusted earnings after tax [5] were USD 2.66 billion, up from USD 0.56 billion in the same period last year.

Higher realised prices for gas and liquids positively impacted the results from all upstream segments, further supported by sustained costs improvements and strict capital discipline.

Results from the Marketing, midstream and processing segment were impacted by losses on derivatives for gas forward sales, shut down of the Hammerfest LNG plant and weak refinery margins.

The Renewables segment delivers strong financial results with a capital gain from farm downs of around USD 1.4 billion, included in both IFRS and adjusted results, from the divestments of a 50% non-operated interest in the offshore wind projects Empire Wind and Beacon Wind in the US and a 10% equity interest in the Dogger Bank A and B in the UK.

IFRS net operating income was USD 5.22 billion in the first quarter, up from USD 0.06 billion in the same period in 2020. IFRS net income was USD 1.85 billion in the first quarter, compared to negative USD 0.71 billion in the first quarter of 2020. Net operating income was impacted by higher prices for gas and liquids, gains from transactions, and lower impairments of USD 0.43 billion in the first quarter of 2021.

Equinor delivered total equity production of 2,168 mboe per day in the first quarter, down from 2,233 mboe per day in the same period in 2020. Shut down of the Hammerfest LNG plant and maintenance at Peregrino were partially offset by higher flex gas volumes, increased gas volumes from the US onshore and increased production from Johan Sverdrup and Snorre Expansion. Equity production of renewable energy for the quarter was 450 GWh, down from 558 GWh for the same period last year, impacted by lower winds than expected for the season.

At the end of first quarter 2021, Equinor has completed 5 exploration wells with 4 commercial discoveries and 11 wells were ongoing. The 4 discoveries at the Norwegian continental shelf have added around 60 million boe net to Equinor near existing infrastructure. Adjusted exploration expenses in the first quarter were USD 0.23 billion, compared to USD 0.30 billion in the same quarter of 2020.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 6.62 billion for the first quarter, compared to USD 4.50 billion for the same period in 2020. Organic capital expenditure [5] was USD 1.96 billion for the first three months of 2021. At quarters end, net debt to capital employed [1] was 24.6%, down from 31.7% last quarter. Including the lease liabilities according to IFRS 16, the net debt to capital employed [1] was 30.6%.

The board of directors has decided a cash dividend of USD 0.15 per share for the first quarter 2021.

The safety statistics for the first quarter of 2021 indicate fewer serious incidents and personal injuries in Equinor compared to the same period last year. The twelve-month average Serious Incident Frequency (SIF) for the period ending at 31 March was 0.5 for 2021, down from 0.6 in 2020. The twelve-month average Recordable Injury Frequency (TRIF) for the period ending at 31 March was 2.3 for 2021, down from 2.4 in 2020.

		Quarters		Change
(in USD million, unless stated otherwise)	Q1 2021	Q4 2020	Q1 2020	Q1 on Q1
Net operating income/(loss)	5,220	(989)	58	>100%
Adjusted earnings [5]	5,467	756	2,047	>100%
Net income/(loss)	1,854	(2,416)	(705)	N/A
Adjusted earnings after tax [5]	2,662	(554)	561	>100%
Total equity liquids and gas production (mboe per day) [4]	2,168	2,043	2,233	(3%)
Group average liquids price (USD/bbl) [1]	56.4	40.6	44.2	28%

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[1] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

GROUP REVIEW

First quarter 2021

Total equity liquids and gas production [4] was 2,168 mboe per day in the first quarter of 2021, down 3% compared to 2,233 mboe per day in the first quarter of 2020 mainly due to expected natural decline, the shutdown at the Hammerfest LNG plant and production halt on Peregrino in Brazil due to repairs. Ramp-up of fields on the Norwegian continental shelf and higher flexible gas off-take partially offset the decrease.

Total entitlement liquids and gas production [3] was 2,014 mboe per day in the first quarter of 2021, down 3% compared to 2,076 mboe per day in the first quarter of 2020. The production was negatively influenced by the factors mentioned above in addition to higher US royalty volumes, partially offset by lower effects from production sharing agreements (PSA) [4]. The net effect of PSA and US royalties was 154 mboe per day in total in the first quarter of 2021 compared to 157 mboe per day in the first quarter of 2020.

Condensed income statement under IFRS (unaudited, in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
Total revenues and other income	**17,549**	11,746	15,130	16%
Purchases [net of inventory variation]	**(7,166)**	(5,533)	(7,396)	(3%)
Operating and administrative expenses	**(2,120)**	(2,156)	(2,603)	(19%)
Depreciation, amortisation and net impairment losses	**(2,797)**	(3,478)	(4,438)	(37%)
Exploration expenses	**(247)**	(1,569)	(635)	(61%)
Net operating income/(loss)	**5,220**	(989)	58	>100%
Net income/(loss)	**1,854**	(2,416)	(705)	N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 73,686 million for the period ending 31 March 2021, compared to USD 71,505 million for the period ending 31 March 2020.

Net operating income was USD 5,220 million in the first quarter of 2021, compared to USD 58 million in the first quarter of 2020. The increase was mainly due to higher average prices for liquids and gas, lower net impairments in the first quarter of 2021 and gain on sale of assets in the Renewables (REN) segment. Lower operational and administrative expenses and exploration expenses in the first quarter of 2021 added to the increase, partially offset by lower production for liquids in addition to weak refinery margins in MMP.

In the first quarter of 2021, net operating income was negatively impacted by impairments[2] of USD 431 million and unrealised loss on gas derivatives of USD 16 million. Net operating income was positively impacted by inventory hedge contracts of USD 271 million in addition to operational storage effects of USD 105 million.

In the first quarter of 2020, net operating income was negatively impacted mainly by net impairments of USD 2,452 million and operational storage effects of USD 343 million.

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[2] For more information, see note 2 Segments to the Condensed interim financial statements.

Adjusted earnings (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
Adjusted total revenues and other income	**17,287**	11,985	14,970	15%
Adjusted purchases [6]	**(7,071)**	(5,298)	(7,856)	(10%)
Adjusted operating and administrative expenses	**(2,133)**	(2,184)	(2,445)	(13%)
Adjusted depreciation, amortisation and net impairment losses	**(2,386)**	(2,495)	(2,321)	3%
Adjusted exploration expenses	**(230)**	(1,252)	(302)	(24%)
Adjusted earnings [5]	**5,467**	756	2,047	>100%
Adjusted earnings after tax [5]	**2,662**	(554)	561	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Adjusted total revenues and other income were USD 17,287 million in the first quarter of 2021 compared to USD 14,970 million in the first quarter of 2020. The increase was mainly due to higher average prices for liquids and gas, gain on sale of assets in REN and higher gas production, especially from the E&P USA segment. The increase was partially offset by lower liquids production from E&P International and E&P USA. Losses on derivative positions were offset by higher realised value of physical commodities sales in the MMP segment.

Adjusted purchases [6] were USD 7,071 million in the first quarter of 2021, compared to USD 7,856 million in the first quarter of 2020. The decrease was mainly due to lower third-party volumes for liquids, partially offset by higher average prices for liquids and gas.

Adjusted operating and administrative expenses were USD 2,133 million in the first quarter of 2021, compared to USD 2,445 million in the first quarter of 2020. The decrease was mainly due to lower transportation costs, especially in the MMP segment, primarily due to lower freight rates on shipping of liquids in addition to lower operation and maintenance cost due to reduced activity in E&P International and E&P USA. The NOK/USD currency development partially offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were USD 2,386 million in the first quarter of 2021, compared to USD 2,321 million in the first quarter of 2020. The increase was mainly due to higher investments and the NOK/USD currency development. The increase was partially offset by higher reserves estimates, especially in the E&P International segment, and a lower depreciation basis resulting from net impairments in previous periods and a classification of a US onshore asset as held for sale.

Adjusted exploration expenses were USD 230 million in the first quarter of 2021, compared to USD 302 million in the first quarter of 2020. The decrease was mainly due to lower drilling cost and a lower portion of exploration expenditure capitalised in earlier years being expensed this quarter. A lower portion of exploration expenses being capitalised this quarter partially offset the increase. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[3] of USD 247 million to net operating income, **Adjusted earnings** [5] were USD 5,467 million in the first quarter of 2021, up USD 3,420 million from the first quarter of 2020.

Adjusted earnings after tax [5] were USD 2,662 million in the first quarter of 2021, which reflects an effective tax rate on adjusted earnings of 51.3%, compared to 72.6% in the first quarter of 2020. The decrease in the effective tax rate was mainly due to increased adjusted earnings in the first quarter of 2021 in entities with lower than average tax rates, and in entities without recognised taxes.

Cash flows provided by operating activities increased by USD 941 million compared to the first quarter of 2020. The increase was mainly due to decreased tax payments and higher liquids and gas prices, partially offset by a change in working capital and decreased cash flow from derivatives.

Cash flows used in investing activities decreased by USD 1,163 million compared to the first quarter of 2020. The decrease was mainly due to increased proceeds from sale of assets, decreased financial investments and lower capital expenditures, partially offset by increased derivative payments.

Cash flows used in financing activities increased by USD 1,839 million compared to the first quarter of 2020. The increase was mainly due to repayment of finance debt and increased payment of short-term debt, partially offset by decreased dividend paid.

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[3] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Total cash flows increased by USD 264 million compared to the first quarter of 2020.

Free cash flow [5] in the first quarter of 2021 was USD 5,170 million compared to USD 362 million in the first quarter of 2020. The increase was mainly due to higher operating cash flow mainly due to higher liquids and gas prices, increased proceeds from sale of assets, decreased tax payments, decreased dividend paid and lower capital expenditures, partially offset by decreased cash flow from derivatives.

OUTLOOK

- **Organic capital expenditures** [5] are estimated at an annual average of USD 9-10 billion for 2021-2022[4].
- Equinor intends to continue to mature its attractive portfolio of exploration assets and estimates a total **exploration activity** level of around USD 0.9 billion for 2021, excluding signature bonuses, accruals and field development costs.
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- For the period 2020–2026, **production growth**[5] [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate) based on current forecast.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 50 mboe per day for the full year of 2021.
- **Production** for 2021 is estimated to be around 2% above 2020 level[5].

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, production cuts, gas off-take, timing of new capacity coming on stream, operational regularity, the ongoing impact of Covid-19 and activity level in the US onshore represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19 pandemic and we are still unable to predict the ultimate impact of this event, including impact on general economic conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. For further information, see section Forward-looking statements.

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[4] USD/NOK exchange rate assumption of 9.0.
[5] The growth percentage is based on historical production numbers, adjusted for portfolio measures.

EXPLORATION & PRODUCTION NORWAY

First quarter 2021 review

Average daily production of liquids and gas decreased by 1% to 1,384 mboe per day in the first quarter of 2021, compared to 1,394 mboe per day in the first quarter of 2020. The decrease was mainly due to natural decline and shutdown at the Hammerfest LNG plant, partially offset by ramp-up on Johan Sverdrup and higher flexible gas off-take.

Income statement under IFRS (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
Total revenues and other income	**5,783**	3,877	3,537	63%
Operating and administrative expenses	**(794)**	(753)	(635)	25%
Depreciation, amortisation and net impairment losses	**(1,570)**	(1,227)	(1,841)	(15%)
Exploration expenses	**(70)**	(94)	(94)	(26%)
Net operating income/(loss)	**3,350**	1,803	967	>100%

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 34,300 million for the period ending 31 March 2021, compared to USD 26,856 million for the period ending 31 March 2020.

Net operating income was USD 3,350 million in the first quarter of 2021 compared to USD 967 million in the first quarter of 2020. The increase was mainly due to higher liquids price and gas transfer price in addition to lower impairments.

In the first quarter of 2021, net operating income was negatively impacted by impairment of assets of USD 276 million, partially offset by net overlifted volumes of USD 65 million. In the first quarter of 2020, net operating income was negatively impacted by impairment of assets of USD 859 million and a negative impact from net underlifted volumes of USD 31 million.

Adjusted operating and administrative expenses increased mainly due to the NOK/USD exchange rate development partially offset by lower operation and maintenance cost due to general improvement initiatives. Adjusted depreciation, amortisation and net impairment losses increased mainly due to the NOK/USD exchange rate development, increased depreciation of the asset retirement obligation (ARO) assets and reduced proved reserves. Adjusted exploration expenses decreased mainly due to lower drilling costs.

After total adjustments of USD 213 million to net operating income, **Adjusted earnings**[5] were USD 3,563 million in the first quarter of 2021, compared to USD 1,863 million in the first quarter of 2020.

Adjusted earnings (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
Adjusted total revenues and other income	**5,640**	3,891	3,593	57%
Adjusted operating and administrative expenses	**(714)**	(770)	(654)	9%
Adjusted depreciation, amortisation and net impairment losses	**(1,293)**	(1,187)	(982)	32%
Adjusted exploration expenses	**(70)**	(94)	(94)	(26%)
Adjusted earnings/(loss) [5]	**3,563**	1,841	1,863	91%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

EXPLORATION & PRODUCTION INTERNATIONAL

First quarter 2021 review

Average daily equity production of liquids and gas was 360 mboe per day in the first quarter of 2021 compared to 421 mboe per day in the first quarter of 2020. The decrease was primarily due to natural decline in mature fields and repairs on Peregrino in Brazil resulting in a production halt, partially offset by field specific production on the UK continental shelf and in Russia.

Average daily entitlement production of liquids and gas was 267 mboe per day in the first quarter of 2021 compared to 322 mboe per day in the first quarter of 2020. The decrease was due to lower equity production partially offset by lower effects from production sharing agreements (PSA). The net effects from PSA were 93 mboe per day in the first quarter of 2021 compared to 98 mboe per day in the first quarter of 2020.

Income statement under IFRS (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
Total revenues and other income	**1,049**	747	1,347	(22%)
Purchases [net of inventory variation]	**(29)**	(16)	(43)	(32%)
Operating and administrative expenses	**(252)**	(288)	(498)	(49%)
Depreciation, amortisation and net impairment losses	**(400)**	(588)	(870)	(54%)
Exploration expenses	**(107)**	(1,231)	(249)	(57%)
Net operating income/(loss)	**261**	(1,376)	(312)	N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 18,380 million for the period ending 31 March 2021, compared to USD 19,983 million for the period ending 31 March 2020.

Net operating income was positive USD 261 million in the first quarter of 2021 compared to negative USD 312 million in the first quarter of 2020. The increase was mainly due to higher liquids and gas prices, lower depreciation and lower exploration expenses, in addition to lower impairments in the first quarter of 2021 compared to the first quarter of 2020. The increase was partially offset by lower entitlement production in the first quarter of 2021.

In the first quarter of 2021, net operating income was negatively impacted by net underlifted volumes of USD 66 million and impairments of USD 55 million. In the first quarter of 2020, net operating income was negatively impacted by net impairments of USD 383 million.

Adjusted operating and administrative expenses decreased mainly due to lower operation and maintenance expenses. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to increased reserve estimates and lower entitlement production from mature fields. Reduced ARO asset estimates and lower depreciation basis resulting from net impairments in previous periods added to the decrease, partially offset by higher investments and increased production from specific fields. Adjusted exploration expenses decreased mainly due to a lower portion of exploration expenditure capitalised in earlier years being expensed this quarter in addition to lower drilling and other costs. A lower portion of exploration expenditure being capitalised this quarter partially offset the decrease.

After total adjustments of USD 121 million to net operating income, **Adjusted earnings** [5] were USD 382 million in the first quarter of 2021, up from USD 4 million in the first quarter of 2020.

Adjusted earnings (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020*	Change Q1 on Q1
Adjusted total revenues and other income	**1,198**	706	1,148	4%
Adjusted purchases	**(29)**	(16)	(43)	(32%)
Adjusted operating and administrative expenses	**(334)**	(317)	(366)	(9%)
Adjusted depreciation, amortisation and net impairment losses	**(349)**	(516)	(543)	(36%)
Adjusted exploration expenses	**(103)**	(1,072)	(193)	(47%)
Adjusted earnings/(loss) [5]	**382**	(1,215)	4	>100%

* Reclassified to reflect change to segment.

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

EXPLORATION & PRODUCTION USA

First quarter 2021 review

Average daily equity production of liquids and gas was 423 mboe per day in the first quarter of 2021 compared to 418 mboe per day in the first quarter of 2020. The increase was mainly due to wells brought online late in 2020 and less curtailment in the US onshore causing higher production, partially offset by downtime due to planned maintenance and natural decline in the US offshore.

Average daily entitlement production of liquids and gas increased slightly to 362 mboe per day in the first quarter of 2021 compared to 360 mboe per day in the first quarter of 2020. The minor increase was mainly due to the factors mentioned above.

Income statement under IFRS (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
Total revenues and other income	**993**	644	885	12%
Operating and administrative expenses	**(335)**	(305)	(371)	(10%)
Depreciation, amortisation and net impairment losses	**(436)**	(653)	(1,236)	(65%)
Exploration expenses	**(70)**	(244)	(292)	(76%)
Net operating income/(loss)	**152**	(559)	(1,015)	N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 11,984 million for the period ending 31 March 2021, compared to USD 15,549 million for the period ending 31 March 2020.

Net operating income was positive USD 152 million in the first quarter of 2021 compared to negative USD 1,015 million in the first quarter of 2020. The increase was mainly due to higher commodity prices and lower impairments of assets in the first quarter of 2021.

In the first quarter of 2021, net operating income was negatively impacted by net impairments of USD 40 million, relating to the unconventional US onshore assets. In the first quarter of 2020, net operating income was negatively impacted by impairments of USD 1,014 million, with the primary effect from unconventional US onshore assets.

Adjusted operating and administrative expenses decreased mainly due to lower activity level in US onshore in the first quarter of 2021. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from classification of a US onshore asset as held for sale in the fourth quarter of 2020 and lower production in US offshore. Adjusted exploration expenses increased mainly due to a higher portion of exploration expenditure capitalised in earlier years being expensed this quarter and a lower portion of exploration expenditure being capitalised. Lower drilling costs partially offset the increase.

After total adjustments of USD 40 million to net operating income, **Adjusted earnings** [5] were USD 192 million in the first quarter of 2021, up from USD 11 million in the first quarter of 2020.

Adjusted earnings (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020*	Change Q1 on Q1
Adjusted total revenues and other income	**993**	644	885	12%
Adjusted operating and administrative expenses	**(335)**	(287)	(359)	(7%)
Adjusted depreciation, amortisation and net impairment losses	**(408)**	(442)	(500)	(18%)
Adjusted exploration expenses	**(58)**	(87)	(15)	>100%
Adjusted earnings/(loss) [5]	**192**	(172)	11	>100%

* Reclassified to reflect this segment.

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary.

MARKETING, MIDSTREAM & PROCESSING

First quarter 2021 review

Natural gas sales volumes amounted to 15.6 billion standard cubic meters (bcm) in the first quarter of 2021, a decrease of 0.8 bcm compared to the first quarter of 2020. Of the total gas sales in the first quarter of 2021, entitlement gas was 13.6 bcm, up 0.2 bcm from the first quarter of 2020. The increase was mainly due to higher volumes DPI GLU entitlement, partially offset by the absence of equity LNG volumes as a result of the outage at the Hammerfest LNG plant due to shutdown.

Liquids sales volumes amounted to 197.4 million barrels (mmbl) in the first quarter of 2021, down by 7.3 mmbl compared to the first quarter of 2020 mainly due to decreased purchase from third party.

Average invoiced European natural gas sales price was 64% higher in the first quarter of 2021 compared to the first quarter of 2020 mainly due to general strengthening of market prices. **Average invoiced North American piped gas sales price** increased by 46% in the same period mainly due to increased Henry Hub price due to cold weather.

Income statement under IFRS (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
Total revenues and other income	**15,789**	11,601	14,802	7%
Purchases [net of inventory variation] [6]	**(14,176)**	(10,273)	(13,500)	5%
Operating and administrative expenses	**(1,069)**	(1,062)	(1,344)	(20%)
Depreciation, amortisation and net impairment losses	**(152)**	(745)	(280)	(46%)
Net operating income/(loss)	**392**	(480)	(322)	N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 3,985 million for the period ending 31 March 2021, compared to USD 4,324 million for the period ending 31 March 2020.

Net operating income was positive USD 392 million in the first quarter of 2021 compared to negative USD 322 million in the first quarter of 2020. The increase was mainly due to gain on inventory hedging effects of USD 287 million and positive results from liquids trading in the first quarter of 2021, compared to gain on inventory hedging effects of USD 65 million in the first quarter of 2020. A positive effect from operational storage of USD 105 million due to change in market prices in addition to lower impairments, compared to a negative effect from operational storage of USD 343 million in the first quarter of 2020, contributed to the increase. Lower refinery margins partially offset the increase.

Adjusted purchases [6] increased mainly due to higher prices for both liquids and gas, partially offset by lower third-party volumes for liquids. Adjusted operating and administrative expenses decreased mainly due to lower transportation costs caused by lower freight rates on shipping of liquids in addition to lower volumes. Adjusted depreciation, amortisation and net impairment losses slightly increased.

After total adjustments of USD 330 million to net operating income, **Adjusted earnings** [5] were USD 61 million in the first quarter of 2021, compared to USD 229 million in the first quarter of 2020. The decrease was mainly due to weaker gas results from net change in fair value of gas derivatives, the absence of LNG sales due to the outage at the Hammerfest LNG plant and lower refinery margins, partially offset by improved results from liquids trading.

Adjusted earnings (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
Adjusted total revenues and other income	**15,518**	11,866	14,784	5%
Adjusted purchases [6]	**(14,281)**	(10,342)	(13,157)	9%
Adjusted operating and administrative expenses	**(1,081)**	(1,064)	(1,311)	(18%)
Adjusted depreciation, amortisation and net impairment losses	**(95)**	(107)	(87)	9%
Adjusted earnings [5]	**61**	352	229	(73%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

RENEWABLES

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment "Other". The change has its basis in the increased strategic importance of the renewable business for Equinor and that the information is regarded useful for the readers of the financial statements. Following the change, Equinor has determined the adjusted earnings item of gain or loss from sales of assets is not applicable to REN, as the management considers presentation of the segment operations result, including the presentation of the gain from divestments, as being reflective of the performance of the segment at this point of time. See Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures for more information.

First quarter 2021 review

Power generation[6] was 450 GWh in the first quarter of 2021, compared to 558 GWh in the first quarter of 2020. The decrease was due to wind being below seasonal average in the first quarter of 2021 compared to wind being above seasonal average in the first quarter of 2020. The availability has been high in the first quarter of 2021. For the Equinor operated windfarms the twelve-month period ending 31 March average production-based availability was 96.6%.

The Empire Wind 2 and Beacon Wind 1 projects in the US were awarded offtake contracts early January 2021. The execution of the procurement award is subject to the successful negotiation of a purchase and sale agreement, which the partnership expects to finalise together with the New York State Energy Research and Development Authority (NYSERDA).

Equinor closed the divestments of offshore wind interests in the UK to Eni and in the US to bp in the first quarter of 2021.

Income statement under IFRS (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
Total revenues and other income	**1,381**	34	44	>100%
Operating and administrative expenses	**(40)**	(93)	(33)	20%
Depreciation, amortisation and net impairment losses	**(0)**	(1)	(0)	>100%
Net operating income/(loss)	**1,341**	(60)	11	>100%

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 1,115 million for the period ending 31 March 2021, compared to USD 1,140 million for the period ending 31 March 2020.

Net operating income was USD 1,341 million in the first quarter of 2021 compared to USD 11 million in the first quarter of 2020. The increase was due to gain on the divestments[7] completed in the first quarter of 2021 amounted to around USD 1.4 billion. Net operating income was negatively impacted by lower net income from equity accounted investments than in the first quarter of 2020. Net income from equity accounted investments in operation was affected by lower production, while net loss from other equity accounted investments presented higher costs compared to the first quarter of 2020 due to the progressing of projects[8].

Adjusted operating and administrative expenses increased mainly due to high project activity in the US, the UK and in Asia. Adjusted depreciation, amortisation and net impairment losses remained at the same level as in the first quarter of 2020.

After total adjustments of USD 3 million to net operating income, **Adjusted earnings** [5] were USD 1,344 million in the first quarter of 2021, compared to USD 13 million in the first quarter of 2020.

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[6] Equinor share.
[7] For more information, see note 3 Acquisitions and disposals to the Condensed interim financial statements.
[8] For more information, see note 2 Segments to the Condensed interim financial statements.

Adjusted earnings (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
Adjusted total revenues and other income	**1,384**	35	46	>100%
Adjusted operating and administrative expenses	**(40)**	(93)	(33)	20%
Adjusted depreciation, amortisation and net impairment losses	**(0)**	(1)	(0)	>100%
Adjusted earnings [5]	**1,344**	(59)	13	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

CONDENSED INTERIM FINANCIAL STATEMENTS

First quarter 2021

CONSOLIDATED STATEMENT OF INCOME

(unaudited, in USD million)	Note	Q1 2021	Quarters Q4 2020	Q1 2020	Full year 2020*
Revenues		**16,129**	11,876	15,065	45,753
Net income/(loss) from equity accounted investments		**30**	(137)	71	53
Other income	3	**1,391**	7	(6)	12
Total revenues and other income	2	**17,549**	11,746	15,130	45,818
Purchases [net of inventory variation]		**(7,166)**	(5,533)	(7,396)	(20,986)
Operating expenses		**(1,901)**	(2,005)	(2,406)	(8,831)
Selling, general and administrative expenses		**(218)**	(151)	(197)	(706)
Depreciation, amortisation and net impairment losses	6	**(2,797)**	(3,478)	(4,438)	(15,235)
Exploration expenses		**(247)**	(1,569)	(635)	(3,483)
Total operating expenses	2	**(12,329)**	(12,735)	(15,072)	(49,241)
Net operating income/(loss)	2	**5,220**	(989)	58	(3,423)
Interest expenses and other financial expenses		**(312)**	(326)	(344)	(1,392)
Other financial items		**(396)**	(84)	367	556
Net financial items	4	**(707)**	(410)	23	(836)
Income/(loss) before tax		**4,513**	(1,400)	81	(4,259)
Income tax	5	**(2,659)**	(1,016)	(786)	(1,237)
Net income/(loss)		**1,854**	(2,416)	(705)	(5,496)
Attributable to equity holders of the company		**1,851**	(2,421)	(708)	(5,510)
Attributable to non-controlling interests		**3**	6	3	14
Basic earnings per share (in USD)		**0.57**	(0.75)	(0.21)	(1.69)
Diluted earnings per share (in USD)		**0.57**	(0.75)	(0.21)	(1.69)
Weighted average number of ordinary shares outstanding (in millions)		**3,248**	3,247	3,305	3,269
Weighted average number of ordinary shares outstanding diluted (in millions)		**3,256**	3,257	3,312	3,277

* Audited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Quarters		Full year
(unaudited, in USD million)	Q1 2021	Q4 2020	Q1 2020	2020*
Net income/(loss)	1,854	(2,416)	(705)	(5,496)
Actuarial gains/(losses) on defined benefit pension plans	117	(303)	122	(106)
Income tax effect on income and expenses recognised in OCI[1]	(25)	75	(42)	19
Items that will not be reclassified to the Consolidated statement of income	91	(228)	80	(87)
Foreign currency translation effects	(46)	2,798	(4,182)	1,064
Items that may be subsequently reclassified to the Consolidated statement of income	(46)	2,798	(4,182)	1,064
Other comprehensive income/(loss)	45	2,570	(4,102)	977
Total comprehensive income/(loss)	1,899	154	(4,807)	(4,519)
Attributable to the equity holders of the company	1,896	149	(4,810)	(4,533)
Attributable to non-controlling interests	3	6	3	14

* Audited
1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 31 March 2021	At 31 December 2020*	At 31 March 2020
ASSETS				
Property, plant and equipment	6	63,161	65,672	59,794
Intangible assets	6	8,150	8,148	10,145
Equity accounted investments		2,374	2,262	1,565
Deferred tax assets		4,880	4,974	3,833
Pension assets		1,437	1,310	682
Derivative financial instruments		1,573	2,476	1,339
Financial investments		3,922	4,083	3,018
Prepayments and financial receivables		774	861	1,163
Total non-current assets		86,272	89,786	81,540
Inventories		2,917	3,084	2,095
Trade and other receivables		8,692	8,232	6,301
Derivative financial instruments		1,096	886	1,247
Financial investments		10,922	11,865	6,100
Cash and cash equivalents		8,992	6,757	6,866
Total current assets		32,619	30,824	22,609
Assets classified as held for sale	3	1,100	1,362	0
Total assets		119,991	121,972	104,150
EQUITY AND LIABILITIES				
Shareholders' equity		35,764	33,873	36,327
Non-controlling interests		18	19	19
Total equity		35,782	33,892	36,346
Finance debt[1]	4	27,991	29,118	20,086
Lease liabilities[1]		3,006	3,220	2,826
Deferred tax liabilities		11,440	11,224	7,399
Pension liabilities		4,363	4,292	3,271
Provisions and other liabilities	7	17,817	19,731	14,763
Derivative financial instruments		550	676	1,063
Total non-current liabilities		65,167	68,260	49,408
Trade, other payables and provisions		10,592	10,510	7,944
Current tax payable	5	3,249	1,148	3,568
Finance debt[1]	4	2,784	4,591	4,532
Lease liabilities[1]		1,131	1,186	1,076
Dividends payable		0	357	0
Derivative financial instruments		1,014	1,710	1,275
Total current liabilities		18,770	19,502	18,395
Liabilities directly associated with the assets classified as held for sale	3	271	318	0
Total liabilities		84,209	88,081	67,803
Total equity and liabilities		119,991	121,972	104,150

* Audited

1) Lease liabilities are separated from the line item Finance debt and 2020 has been reclassified.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	Share-holders' equity	Non-controlling interests	Total equity
At 31 December 2019*	1,185	7,732	37,481	(5,258)	**41,139**	20	**41,159**
Net income/(loss)			(708)		**(708)**	3	**(705)**
Other comprehensive income/(loss)			80	(4,182)	**(4,102)**		**(4,102)**
Total comprehensive income/(loss)							**(4,807)**
Other equity transactions		(3)	(0)		**(3)**	(4)	**(6)**
At 31 March 2020	1,185	7,729	36,853	(9,439)	**36,327**	19	**36,346**
At 31 December 2020*	1,164	6,852	30,050	(4,194)	**33,873**	19	**33,892**
Net income/(loss)			1,851		**1,851**	3	**1,854**
Other comprehensive income/(loss)			91	(46)	**45**		**45**
Total comprehensive income/(loss)							**1,899**
Other equity transactions		(4)	0		**(4)**	(4)	**(8)**
At 31 March 2021	**1,164**	**6,848**	**31,992**	**(4,240)**	**35,764**	**18**	**35,782**

* Audited

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, in USD million)	Note	Q1 2021	Quarters Q4 2020	Q1 2020	Full year 2020*
Income/(loss) before tax		**4,513**	(1,400)	81	(4,259)
Depreciation, amortisation and net impairment losses	6	**2,797**	3,478	4,438	15,235
Exploration expenditures written off		**64**	1,284	435	2,506
(Gains)/losses on foreign currency transactions and balances	4	**(70)**	491	(297)	646
(Gains)/losses on sale of assets and businesses	3	**(1,383)**	20	14	18
(Increase)/decrease in other items related to operating activities		**222**	168	235	918
(Increase)/decrease in net derivative financial instruments		**577**	(5)	(289)	(451)
Interest received		**39**	12	65	162
Interest paid		**(141)**	(204)	(182)	(730)
Cash flows provided by operating activities before taxes paid and working capital items		**6,617**	3,843	4,500	14,045
Taxes paid		**(84)**	(393)	(887)	(3,134)
(Increase)/decrease in working capital		**(549)**	(1,107)	1,431	(524)
Cash flows provided by operating activities		**5,984**	2,343	5,043	10,386
Capital expenditures and investments		**(2,151)**	(2,504)	(2,350)	(8,476)
(Increase)/decrease in financial investments[1]		**699**	(538)	599	(3,703)
(Increase)/decrease in derivative financial instruments		**(305)**	(288)	(26)	(620)
(Increase)/decrease in other interest-bearing items		**(3)**	218	0	202
Proceeds from sale of assets and businesses	3	**1,146**	490	2	505
Cash flows used in investing activities		**(613)**	(2,623)	(1,776)	(12,092)
New finance debt		**0**	0	0	8,347
Repayment of finance debt[2]		**(1,424)**	(750)	0	(2,055)
Repayment of lease liabilities[2]		**(302)**	(316)	(305)	(1,277)
Dividends paid		**(355)**	(292)	(845)	(2,330)
Share buy-back		**0**	(0)	(58)	(1,059)
Net current finance debt and other financing activities		**(1,015)**	254	(49)	1,365
Cash flows provided by/(used in) financing activities		**(3,096)**	(1,104)	(1,257)	2,991
Net increase/(decrease) in cash and cash equivalents		**2,274**	(1,383)	2,010	1,285
Effect of exchange rate changes on cash and cash equivalents		**(174)**	296	(321)	294
Cash and cash equivalents at the beginning of the period (net of overdraft)		**6,757**	7,844	5,177	5,177
Cash and cash equivalents at the end of the period (net of overdraft)[3]		**8,857**	6,757	6,866	6,757

* Audited
1) Full year 2020 includes the sale of Lundin shares.
2) Repayment of lease liabilities are separated from the line item Repayment of finance debt and 2020 has been reclassified.
3) At 31 March 2021 cash and cash equivalents included a net overdraft of USD 135 million. At 31 December 2020 and at 31 March 2020 cash and cash equivalents net overdraft were zero.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All of Equinor's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Following changes in Equinor's internal reporting to management the composition of Equinor's operating and reporting segments has changed as of the first quarter of 2021. Segment information for prior periods has been reclassified to align with the new segment presentation. For further information see note 2 Segments to these condensed interim financial statements.

Equinor's condensed interim financial statements for the first quarter of 2021 were authorised for issue by the board of directors on 28 April 2021.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2020. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's Consolidated annual financial statements for 2020.

There have been no changes to the significant accounting policies during 2021 compared to the Consolidated annual financial statements for 2020.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The ongoing Covid-19 pandemic create additional estimation uncertainties and impact key assumptions applied by Equinor in the valuation of our assets and the measurement of our liabilities. Reference is made to note 2 Significant accounting policies in Equinor's Consolidated annual financial statements for 2020 and to note 8 Impact of the Covid-19 pandemic to these condensed interim financial statements for further information.

2 Segments

Equinor's operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Development & Production USA (DPUSA), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production USA (E&P USA), MMP and Renewables (REN) consist of the business areas DPN, DPUSA, MMP and NES respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar revenue growth, net operating income, the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these operating segments. The majority of the costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P USA, E&P International, MMP and REN reporting segments.

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment "Other". The new reporting structure has been applied retrospectively with comparable figures reclassified. The change has its basis in the increased strategic importance of the renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

Segment data for the first quarter of 2021, fourth quarter of 2020 and first quarter of 2020 is presented below. The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

First quarter 2021 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenues and other income	28	221	121	15,697	1,382	71	0	17,519
Revenues inter-segment	5,755	805	872	84	0	1	(7,517)	0
Net income/(loss) from equity accounted investments	0	23	0	8	(1)	0	0	30
Total revenues and other income	5,783	1,049	993	15,789	1,381	71	(7,517)	17,549
Purchases [net of inventory variation]	0	(29)	(0)	(14,176)	0	(0)	7,040	(7,166)
Operating, selling, general and administrative expenses	(794)	(252)	(335)	(1,069)	(40)	93	277	(2,120)
Depreciation, amortisation and net impairment losses	(1,570)	(400)	(436)	(152)	(0)	(240)	0	(2,797)
Exploration expenses	(70)	(107)	(70)	0	0	0	0	(247)
Total operating expenses	(2,433)	(788)	(841)	(15,397)	(40)	(147)	7,317	(12,329)
Net operating income/(loss)	3,350	261	152	392	1,341	(76)	(200)	5,220
Additions to PP&E, intangibles and equity accounted investments	1,308	396	157	38	128	(13)	0	2,014
Balance sheet information								
Equity accounted investments	3	1,154	0	91	1,097	30	0	2,374
Non-current segment assets	34,297	17,226	11,984	3,894	18	3,892	0	71,312
Non-current assets not allocated to segments								12,586
Total non-current assets								86,272

Fourth quarter 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN[1]	Other[1]	Eliminations	Total
Revenues third party, other revenues and other income	58	143	83	11,519	13	67	0	11,883
Revenues inter-segment	3,819	771	561	77	0	1	(5,229)	0
Net income/(loss) from equity accounted investments	0	(168)	0	5	21	5	0	(137)
Total revenues and other income	3,877	747	644	11,601	34	73	(5,229)	11,746
Purchases [net of inventory variation]	(0)	(16)	(0)	(10,273)	0	0	4,756	(5,533)
Operating, selling, general and administrative expenses	(753)	(288)	(305)	(1,062)	(93)	176	170	(2,156)
Depreciation, amortisation and net impairment losses	(1,227)	(588)	(653)	(745)	(1)	(263)	0	(3,478)
Exploration expenses	(94)	(1,231)	(244)	0	0	0	0	(1,569)
Total operating expenses	(2,074)	(2,123)	(1,202)	(12,081)	(94)	(87)	4,926	(12,735)
Net operating income/(loss)	1,803	(1,376)	(559)	(480)	(60)	(15)	(303)	(989)
Additions to PP&E, intangibles and equity accounted investments	1,340	1,026	123	47	19	258	0	2,813

1) Reclassified.

First quarter 2020 (in USD million)	E&P Norway	E&P International[1]	E&P USA[1]	MMP	REN[1]	Other[1]	Eliminations	Total
Revenues third party, other revenues and other income	8	166	141	14,695	0	49	0	15,059
Revenues inter-segment	3,530	1,166	743	96	0	1	(5,536)	0
Net income/(loss) from equity accounted investments	0	16	0	11	44	0	0	71
Total revenues and other income	3,537	1,347	885	14,802	44	50	(5,536)	15,130
Purchases [net of inventory variation]	0	(43)	(0)	(13,500)	0	(0)	6,146	(7,396)
Operating, selling, general and administrative expenses	(635)	(498)	(371)	(1,344)	(33)	92	187	(2,603)
Depreciation, amortisation and net impairment losses	(1,841)	(870)	(1,236)	(280)	(0)	(209)	0	(4,438)
Exploration expenses	(94)	(249)	(292)	0	0	0	0	(635)
Total operating expenses	(2,571)	(1,660)	(1,899)	(15,124)	(33)	(117)	6,333	(15,072)
Net operating income/(loss)	967	(312)	(1,015)	(322)	11	(68)	797	58
Additions to PP&E, intangibles and equity accounted investments	1,289	741	425	56	1	102	0	2,615
Balance sheet information								
Equity accounted investments	2	501	0	91	953	19	0	1,565
Non-current segment assets	26,854	19,482	15,549	4,233	187	3,633	0	69,939
Non-current assets not allocated to segments								10,036
Total non-current assets								81,540

1) Reclassified.

In the first quarter of 2021, Equinor recognised impairments of USD 428 million of which USD 17 million was acquisition cost and signature bonuses classified as exploration expenses. The line item Exploration expenses in the Consolidated statement of income also includes impairment of capitalised exploration well cost. For information regarding impairment of capitalised exploration cost, see note 6 Property, plant and equipment and intangible assets.

In the E&P International segment the impairments were USD 55 million of which USD 4 million was classified as exploration expenses. The impairment of other assets of USD 51 million was mainly caused by a decision to discontinue production on a North America offshore asset.

In the E&P USA segment the impairments were USD 40 million of which USD 12 million was classified as exploration expenses. The impairment is related to an Equinor-operated onshore asset measured at fair value less cost of disposal in connection with reclassification to held for sale.

In the E&P Norway segment the impairment was USD 276 million and was caused by increased cost estimates and decreased production estimates of an asset under construction.

In the MMP segment the impairments were USD 57 million. The main impairment trigger was reduced revenue estimates on a gas pipeline.

For information on group impairment losses and reversals, see note 6 Property, plant and equipment and intangible assets.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

See also note 8 Impact of the Covid-19 pandemic.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the first quarter of 2021, Norway constitutes 79% and USA constitutes 16% of such revenues. For the first quarter of 2020, Norway and USA constituted 80% and 15% of such revenues, respectively.

Non-current assets by country

(in USD million)	At 31 March 2021	At 31 December 2020	At 31 March 2020
Norway	40,261	42,192	32,274
USA	12,867	13,172	16,524
Brazil	8,226	8,203	8,619
UK	4,256	4,398	4,968
Azerbaijan	1,670	1,683	1,671
Canada	1,445	1,527	1,372
Russia	974	973	476
Denmark	918	953	862
Angola	897	725	1,320
Algeria	794	808	880
Other countries	1,378	1,447	2,539
Total non-current assets[1]	73,686	76,082	71,505

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Revenues from contracts with customers and other revenues

(in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Full Year 2020
Crude oil	8,714	6,015	7,840	24,509
Natural gas	3,298	2,503	2,170	7,213
- European gas	2,661	2,100	1,767	5,839
- North American gas	422	295	290	1,010
- Other incl. Liquefied natural gas	216	108	113	363
Refined products	2,373	1,687	2,029	6,534
Natural gas liquids	1,910	1,499	1,449	5,069
Transportation	256	172	329	1,083
Other sales	112	365	136	681
Revenues from contracts with customers	16,664	12,242	13,954	45,088
Taxes paid in-kind	78	28	47	93
Physically settled commodity derivatives	(159)	(27)	99	209
Gain/(loss) on commodity derivatives	(523)	(442)	912	108
Other revenues	69	74	52	256
Total other revenues	(536)	(367)	1,110	665
Revenues	16,129	11,876	15,065	45,753

3 Acquisitions and disposals

Divestment of 10% of Dogger Bank Farm A and B
On 26 February 2021, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and B assets in the UK for a total consideration of GBP 206.4 million (USD 285 million), resulting in a gain of GBP 202.8 million (USD 280 million). After closing, the new overall shareholdings in Dogger Bank A and Dogger Bank B are SSE Renewables (40%), Equinor (40%), and Eni (20%). Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Bakken onshore unconventional field
On 9 February 2021, Equinor agreed to divest its interests in the Bakken field in the US states of North Dakota and Montana to Grayson Mill Energy, backed by EnCap Investments, for a total consideration of USD 900 million before interim period adjustments. At the end of March 2021, a total of USD 150 million has been received as prepayment and is presented in the line items Cash and cash equivalents and Trade, other payables and provisions in the Consolidated balance sheet. The effective date of the transaction is 1 January 2021. Closing was subject to the satisfaction of customary conditions including authority approvals and took place on 26 April 2021. Bakken is classified as held for sale 31 March 2021. For further information see note 9 Subsequent events.

Divestment of non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast
On 29 January 2021, Equinor closed the transaction with BP to sell 50% of the non-operated interests in the Empire Wind and Beacon Wind assets for a preliminary total consideration after interim period adjustments of USD 1.2 billion, resulting in a gain of USD 1.1 billion for the divested part, of which USD 500 million had been prepaid at the end of December 2020. Through this transaction, the two companies have established a strategic partnership for further growth within offshore wind in the USA. Following the transaction, Equinor remains the operator with a 50% interest. Equinor consolidated the assets until transaction closing, and thereafter the investments are classified as joint ventures and accounted for using the equity method. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

4 Financial items

(in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Full year 2020
Net foreign currency exchange gains/(losses)	70	(491)	297	(646)
Interest income and other financial items	(105)	379	(122)	754
Gains/(losses) other derivative financial instruments	(360)	27	193	448
Interest and other finance expenses	(312)	(326)	(344)	(1,392)
Net financial items	(707)	(410)	23	(836)

Gains/(losses) on derivative financial instruments is a loss of USD 360 million in the first quarter of 2021, compared to a gain of USD 193 million in the first quarter of 2020, mainly due to increased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 250 million has been utilised as of 31 March 2021.

In the first quarter of 2021, Equinor recorded total lease payments of USD 329 million, of which USD 27 million were payment of interest and USD 302 million were down-payment of lease liabilities.

5 Income taxes

(in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Full year 2020
Income/(loss) before tax	**4,513**	(1,400)	81	(4,259)
Income tax	**(2,659)**	(1,016)	(786)	(1,237)
Effective tax rate	**58.9%**	(72.6%)	>100%	(29.0%)

The tax rate for the first quarter of 2021 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets.

The tax rate for the fourth quarter of 2020 and for the full year 2020 was primarily influenced by losses including net impairments recognised in countries with unrecognised deferred taxes or in countries with lower than average tax rates. The tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway's petroleum tax system and changes in best estimates for uncertain tax positions.

The tax rate for the first quarter of 2020 was primarily influenced by losses including impairments recognised in countries with unrecognised deferred tax assets or in countries with lower than average tax rates and currency effects in entities that are taxable in other currencies than the functional currency.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Carrying amount at 31 December 2020	65,672	8,148
Additions	160	78
Transfers	3	(3)
Disposals and reclassifications	12	(2)
Transferred to assets classified as held for sale	43	12
Expensed exploration expenditures and net impairment losses	-	(64)
Depreciation, amortisation and net impairment losses	(2,791)	(7)
Foreign currency translation effects	61	(13)
Carrying amount at 31 March 2021	63,161	8,150

Right-of-use (RoU) assets are included within property, plant and equipment with a net book value of USD 3,854 million per 31 March 2021. Additions to RoU assets amount to USD 50 million. Gross depreciation of RoU assets amount to USD 313 million in the first quarter of 2021, of which depreciation costs of USD 80 million have been allocated to exploration and development activities and are presented net on the Depreciation, amortisation and net impairment losses and Additions lines in the table above.

Net impairments/(reversal) of impairments
For information on impairment losses and reversals per reporting segment, see note 2 Segments.

First quarter	Property, plant and equipment		Intangible assets		Total	
(in USD million)	2021	2020	2021	2020	2021	2020
Producing and development assets	410	2,116	12	277	423	2,393
Goodwill	-	-	1	1	1	1
Acquisition costs related to oil and gas prospects	-	-	4	59	4	59
Total net impairment loss/(reversal) recognised	410	2,116	18	337	428	2,453

The net impairments have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the first quarter of 2021 were mainly based on value in use.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

7 Provisions, commitments, contingent liabilities and contingent assets

Asset retirement obligation

Equinor's estimated asset retirement obligations (ARO) have decreased by USD 1,489 million to USD 15,802 million compared to year-end 2020, mainly due to the increase in discount rates. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Supreme Court decision related to ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services)

In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction would be subject to a 18% ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services). The Brazilian Industry Association filed a suit with the Federal Supreme Court of Brazil challenging the law's constitutionality, and in March 2021 the plenary of Brazil's Supreme Court declared the State of Rio de Janeiro's law to be unconstitutional. The decision is still not formally final, as the State may present motions for clarification of any part of the decision. However, the Supreme Court's decision significantly strengthens Equinor's position in the ICMS related legal proceedings which previously were initiated by Equinor and which currently are ongoing for the Roncador and Peregrino fields in in the legal system of the State of Rio de Janeiro. Following the Supreme Court's decision, Equinor evaluates the probability of any cash outflow in these cases, where the maximum exposure for Equinor at first quarter end 2021 totals USD 620 million, to be remote. As no provisions have previously been made in the matter, the Brazilian Supreme Court's decision does not impact Equinor's condensed interim financial statements for the first quarter 2021.

During the normal course of its business, Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset in respect of such litigation and claims, cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Impact of the Covid-19 pandemic

In 2021, the Covid-19 pandemic continues to impact worldwide economic growth and energy demand, and the uncertainties with regard to recovery from the effects of the pandemic remain. During the first quarter of 2021, oil prices rebounded after an unprecedented collapse and increased volatility in 2020. Developments related to the ongoing pandemic, such as new or continued lockdowns or other measures implemented by various countries, new outbreaks, and the success of ongoing vaccination efforts, will continue to impact energy demand, energy prices, and related volatilities in 2021 and beyond.

On 19 March 2021, Equinor published its 2020 Annual Report and Form 20-F. The impact of the Covid-19 pandemic for the Equinor group, including the impact for future energy price levels and demand, is discussed and reflected in a number of notes to those 2020 annual Consolidated financial statements. The Covid-19 pandemic related information with a reach beyond 2020 continue, in all material aspects, to apply for the first quarter of 2021.

During the first quarter of 2021, Equinor has only experienced immaterial effects of the pandemic from assets in operation, due to measures taken to maintain and secure safe production. The Covid-19 pandemic continues to impact Equinor's maintenance and development project portfolio world-wide with personnel limitation issues causing schedule delays and cost increases. The situation continues to be unpredictable and may have additional consequences for the progress and costs of our projects.

Within the group, the activities of Equinor's Brazilian organisation, and especially the Peregrino field projects, are the most impacted by the Covid-19 pandemic, and the situation in Brazil is continuously and closely monitored by Equinor management. Strict measures have been implemented, including office closures, scale-back of offshore activities, quarantines, and a strong focus on safety.

9 Subsequent events

On 28 April 2021, the board of directors resolved to declare a dividend for the first quarter of 2021 of USD 0.15 per share. The Equinor shares will trade ex-dividend 11 August 2021 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 12 August 2021 and payment date will be 27 August 2021.

On 26 April 2021, Equinor closed the agreement with Grayson Mill Energy to divest its interest in the Bakken field for a total preliminary consideration USD 849 million, including USD 150 million in prepayment and interim period settlement. The interim period settlement only includes cash received and cost paid up to closing. The consideration will be final in early 2022.

Supplementary disclosures

Operational data

Operational data	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
Prices				
Average Brent oil price (USD/bbl)	**60.9**	44.2	50.3	21%
E&P Norway average liquids price (USD/bbl)	**57.3**	42.1	44.7	28%
E&P International average liquids price (USD/bbl)	**58.6**	41.3	46.7	25%
E&P USA average liquids price (USD/bbl)	**50.5**	34.5	39.2	29%
Group average liquids price (USD/bbl) [1]	**56.4**	40.6	44.2	28%
Group average liquids price (NOK/bbl) [1]	**480**	367	420	14%
E&P Norway average internal gas price (USD/mmbtu) [9]	**5.46**	3.88	2.61	>100%
E&P USA average internal gas price (USD/mmbtu) [9]	**2.28**	1.34	1.70	34%
Average invoiced gas prices - Europe (USD/mmbtu) [8]	**6.65**	5.04	4.06	64%
Average invoiced gas prices - North America (USD/mmbtu) [8]	**2.71**	1.99	1.86	46%
Refining reference margin (USD/bbl) [2]	**1.5**	0.4	1.8	(16%)
Entitlement production (mboe per day)				
E&P Norway entitlement liquids production	**662**	616	649	2%
E&P International entitlement liquids production	**212**	222	265	(20%)
E&P USA entitlement liquids production	**150**	145	186	(19%)
Group entitlement liquids production	**1,024**	983	1,100	(7%)
E&P Norway entitlement gas production	**723**	698	745	(3%)
E&P International entitlement gas production	**55**	45	57	(3%)
E&P USA entitlement gas production	**212**	187	174	22%
Group entitlement gas production	**990**	930	976	1%
Total entitlement liquids and gas production [3]	**2,014**	1,912	2,076	(3%)
Equity production (mboe per day)				
E&P Norway equity liquids production	**662**	616	649	2%
E&P International equity liquids production	**299**	286	354	(15%)
E&P USA equity liquids production	**169**	166	213	(20%)
Group equity liquids production	**1,130**	1,068	1,216	(7%)
E&P Norway equity gas production	**723**	698	745	(3%)
E&P International equity gas production	**61**	53	67	(9%)
E&P USA equity gas production	**254**	224	205	24%
Group equity gas production	**1,037**	975	1,018	2%
Total equity liquids and gas production [4]	**2,168**	2,043	2,233	(3%)
REN power generation				
Power generation (GWh) Equinor share	**450**	480	558	(19%)

Exchange rates

Exchange rates	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
NOK/USD average daily exchange rate	**0.1174**	0.1108	0.1053	12%
NOK/USD period-end exchange rate	**0.1173**	0.1172	0.0952	23%
USD/NOK average daily exchange rate	**8.5146**	9.0279	9.5007	(10%)
USD/NOK period-end exchange rate	**8.5249**	8.5326	10.5057	(19%)
EUR/USD average daily exchange rate	**1.2048**	1.1920	1.1019	9%
EUR/USD period-end exchange rate	**1.1725**	1.2271	1.0956	7%

Health, safety and the environment

| Twelve months average per | | | First quarter | First quarter |
Q1 2021	Q1 2020	Health, safety and the environment	2021	2020
		Injury/incident frequency		
2.3	2.4	Total recordable injury frequency (TRIF)	**2.2**	2.2
0.5	0.6	Serious Incident Frequency (SIF)	**0.3**	0.6
		Oil spills		
121	205	Accidental oil spills (number of)	**24**	38
33	9,026	Accidental oil spills (cubic metres)	**4**	123

| | First quarter | Full year |
Climate	2021	2020
Upstream CO2 intensity (kg CO2/boe) [1]	**6.3**	8.0

1) Total scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Reconciliation of net operating income/(loss) to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the first quarter of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	**5,220**	3,350	261	152	392	1,341	(276)
Total revenues and other income	**(262)**	(143)	149	-	(271)	3	-
Changes in fair value of derivatives	**16**	-	-	-	16	-	-
Periodisation of inventory hedging effect	**(287)**	-	-	-	(287)	-	-
Impairment from associated companies	**3**	-	-	-	-	3	-
Over-/underlift	**6**	(143)	149	-	-	-	-
Purchases [net of inventory variation]	**95**	-	-	-	(105)	-	200
Operational storage effects	**(105)**	-	-	-	(105)	-	-
Eliminations	**200**	-	-	-	-	-	200
Operating and administrative expenses	**(14)**	80	(82)	-	(11)	-	-
Over-/underlift	**(5)**	78	(82)	-	-	-	-
Other adjustments	**2**	2	-	-	-	-	-
Provisions	**(11)**	-	-	-	(11)	-	-
Depreciation, amortisation and net impairment losses	**411**	276	50	28	57	-	-
Impairment	**411**	276	50	28	57	-	-
Exploration expenses	**17**	-	4	12	-	-	-
Impairment	**17**	-	4	12	-	-	-
Sum of adjustments to net operating income/(loss)	**247**	213	121	40	(330)	3	200
Adjusted earnings/(loss) [5]	**5,467**	3,563	382	192	61	1,344	(76)
Tax on adjusted earnings	**(2,805)**	(2,586)	(206)	(0)	(31)	(5)	23
Adjusted earnings/(loss) after tax [5]	**2,662**	977	176	192	30	1,339	(53)

Items impacting net operating income/(loss) in the first quarter of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International*	Exploration & Production USA*	Marketing, Midstream & Processing	Renewables*	Other*
Net operating income/(loss)	**58**	967	(312)	(1,015)	(322)	11	730
Total revenues and other income	**(159)**	56	(199)	-	(18)	2	-
Changes in fair value of derivatives	**53**	6	-	-	47	-	-
Periodisation of inventory hedging effect	**(65)**	-	-	-	(65)	-	-
Impairment	**2**	-	-	-	-	2	-
Over-/underlift	**(150)**	50	(199)	-	-	-	-
Purchases [net of inventory variation]	**(459)**	-	-	-	343	-	(802)
Operational storage effects	**343**	-	-	-	343	-	-
Eliminations	**(802)**	-	-	-	-	-	(802)
Operating and administrative expenses	**158**	(19)	133	11	32	-	-
Over-/underlift	**114**	(19)	133	-	-	-	-
Gain/loss on sale of assets	**11**	-	-	11	-	-	-
Provisions	**32**	-	-	-	32	-	-
Depreciation, amortisation and net impairment losses	**2,116**	859	327	736	194	-	-
Impairment	**2,163**	859	374	736	194	-	-
Reversal of Impairment	**(47)**	-	(47)	-	-	-	-
Exploration expenses	**334**	-	56	278	-	-	-
Impairment	**334**	-	56	278	-	-	-
Sum of adjustments to net operating income/(loss)	**1,989**	896	317	1,026	551	2	(802)
Adjusted earnings/(loss) [5]	**2,047**	1,863	4	11	229	13	(73)
Tax on adjusted earnings	**(1,486)**	(1,313)	79	(0)	(268)	(0)	16
Adjusted earnings/(loss) after tax [5]	**561**	550	83	11	(39)	13	(56)

* Reclassified to reflect change to segment.

Items impacting net operating income/(loss) in the fourth quarter of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables*	Other*
Net operating income/(loss)	**(989)**	1,803	(1,376)	(559)	(480)	(60)	(317)
Total revenues and other income	**240**	15	(41)	-	265	1	-
Changes in fair value of derivatives	**(50)**	-	-	-	(50)	-	-
Periodisation of inventory hedging effect	**315**	-	-	-	315	-	-
Impairment from associated companies	**1**	-	-	-	-	1	-
Over-/underlift	**(24)**	17	(41)	-	-	-	-
Gain/loss on sale of assets	**(3)**	(3)	-	-	-	-	-
Purchases [net of inventory variation]	**234**	-	-	-	(69)	-	303
Operational storage effects	**(69)**	-	-	-	(69)	-	-
Eliminations	**303**	-	-	-	-	-	303
Operating and administrative expenses	**(28)**	(18)	(29)	18	(2)	-	3
Over-/underlift	**(53)**	(18)	(35)	-	-	-	-
Other adjustments	**1**	-	1	(0)	-	-	-
Gain/loss on sale of assets	**21**	-	-	18	-	-	3
Provisions	**3**	-	5	-	(2)	-	0
Depreciation, amortisation and net impairment losses	**983**	41	72	211	638	-	22
Impairment	**983**	41	72	211	638	-	22
Exploration expenses	**317**	-	160	158	-	-	-
Impairment	**315**	-	157	158	-	-	-
Provisions	**3**	-	3	-	-	-	-
Sum of adjustments to net operating income/(loss)	**1,746**	38	161	387	832	1	327
Adjusted earnings/(loss) [5]	**756**	1,841	(1,215)	(172)	352	(59)	10
Tax on adjusted earnings	**(1,310)**	(1,133)	38	(0)	(215)	9	(9)
Adjusted earnings/(loss) after tax [5]	**(554)**	707	(1,178)	(172)	137	(50)	1

* Reclassified to reflect change to segment.

Adjusted earnings after tax by reporting segment

	Quarters								
	Q1 2021			Q4 2020*			Q1 2020*		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	**3,563**	**(2,586)**	**977**	1,841	(1,133)	707	1,863	(1,313)	550
E&P International	**382**	**(206)**	**176**	(1,215)	38	(1,178)	4	79	83
E&P USA	**192**	**(0)**	**192**	(172)	(0)	(172)	11	(0)	11
MMP	**61**	**(31)**	**30**	352	(215)	137	229	(268)	(39)
REN	**1,344**	**(5)**	**1,339**	(59)	9	(50)	13	(0)	13
Other	**(76)**	**23**	**(53)**	10	(9)	1	(73)	16	(56)
Total Equinor consolidation	**5,467**	**(2,805)**	**2,662**	756	(1,310)	(554)	2,047	(1,486)	561
Effective tax rates on adjusted earnings			**51.3%**			173.2%			72.6%

* For the first quarter of 2020, E&P International and E&P USA have been reclassified to reflect change to segments and for the first quarter of 2020 and the fourth quarter of 2020, this also applies to the REN and Other segment.

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income (in USD million)		Q1 2021	Quarters Q4 2020	Q1 2020
Net operating income/(loss)	A	**5,220**	(989)	58
Income tax less tax on net financial items	B	**2,863**	844	1,345
Net operating income after tax	C = A-B	**2,358**	(1,834)	(1,287)
Items impacting net operating income[1)]	D	**247**	1,746	1,989
Tax on items impacting net operating income	E	**(57)**	466	141
Adjusted earnings after tax [5]	F = C+D-E	**2,662**	(554)	561
Net financial items	G	**(707)**	(410)	23
Tax on net financial items	H	**204**	(171)	559
Net income/(loss)	I = C+G+H	**1,854**	(2,416)	(705)

1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

Adjusted earnings MMP break down

Adjusted earnings break down (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020	Change Q1 on Q1
Natural Gas Europe	(30)	226	309	N/A
Natural Gas US	2	22	(11)	N/A
Liquids	156	107	(38)	N/A
Other	(66)	(3)	(31)	>(100%)
Adjusted earnings MMP	61	352	229	(73%)

Adjusted exploration expenses

Adjusted exploration expenses (in USD million)	Q1 2021	Quarters Q4 2020	Q1 2020*	Change Q1 on Q1
E&P Norway exploration expenditures	114	101	130	(12%)
E&P International exploration expenditures	133	94	221	(40%)
E&P USA exploration expenditures	17	25	45	(62%)
Group exploration expenditures	264	220	395	(33%)[1]
Expensed, previously capitalised exploration expenditures	47	969	98	(52%)
Capitalised share of current period's exploration activity	(81)	65	(195)	(58%)
Impairment (reversal of impairment)	17	315	336	(95%)
Exploration expenses according to IFRS	247	1,569	635	(61%)
Items impacting net operating income/(loss)[2]	(17)	(317)	(334)	(95%)
Adjusted exploration expenses	230	1,252	302	(24%)

* E&P International and E&P USA have been reclassified to reflect change to segments.

1) 16 wells with activity with 5 completed in the first quarter of 2021 compared to 22 wells with 5 completed in the first quarter of 2020.
2) For items impacting net operating income/(loss), see Reconciliation of net operating income/(loss) to adjusted earnings in the Supplementary disclosures.

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 March 2021	At 31 December 2020	At 31 March 2020
Shareholders' equity		**35,764**	33,873	36,327
Non-controlling interests		**18**	19	19
Total equity	A	**35,782**	33,892	36,346
Current finance debt and lease liabilities		**3,915**	5,777	5,608
Non-current finance debt and lease liabilities		**30,997**	32,338	22,912
Gross interest-bearing debt	B	**34,913**	38,115	28,520
Cash and cash equivalents		**8,992**	6,757	6,866
Current financial investments		**10,922**	11,865	6,100
Cash and cash equivalents and financial investment	C	**19,914**	18,621	12,966
Net interest-bearing debt [10]	B1 = B-C	**14,998**	19,493	15,554
Other interest-bearing elements [1]		**773**	627	608
Normalisation for cash-build up before tax payment (50% of Tax Payment) [2]		**39**	-	362
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5]	B2	**15,811**	20,121	16,524
Lease liabilities		**4,137**	4,405	3,902
Net interest-bearing debt adjusted [5]	B3	**11,674**	15,716	12,622
Calculation of capital employed [5]				
Capital employed	A+B1	**50,781**	53,385	51,900
Capital employed adjusted, including lease liabilities	A+B2	**51,593**	54,012	52,870
Capital employed adjusted	A+B3	**47,456**	49,608	48,968
Calculated net debt to capital employed [5]				
Net debt to capital employed	(B1)/(A+B1)	**29.5%**	36.5%	30.0%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	**30.6%**	37.3%	31.3%
Net debt to capital employed adjusted	(B3)/(A+B3)	**24.6%**	31.7%	25.8%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

Net adjusted financial items 2021

Net adjusted financial items in the first quarter of 2021 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	(105)	70	(360)	(312)	(707)	204	(503)
Foreign exchange (FX) impacts (incl. derivatives)	8	(70)	-	-	(62)	-	-
Interest rate (IR) derivatives	-	-	360	-	360	-	-
Fair value adjustment financial investments and other	192	-	-	-	192	-	-
Subtotal	201	(70)	360	-	491	(0)	491
Adjusted financial items	96	-	-	(312)	(216)	204	(13)

Net adjusted financial items 2020

Net adjusted financial items in the first quarter of 2020 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	(122)	297	193	(344)	23	559	582
Foreign exchange (FX) impacts (incl. derivatives)	(35)	(297)	-	-	(332)	-	-
Interest rate (IR) derivatives	-	-	(193)	-	(193)	-	-
Fair value adjustment financial investment	164	-	-	-	164	-	-
Adjusted financial items	7	-	-	(344)	(338)	561	224

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.
- **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income/(loss) to adjusted earnings as presented earlier in this report.
- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI.
- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement.

- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 2.0 billion in the first quarter of 2021. Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In the first quarter of 2021, a total of USD 0.1 billion are excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty.
- **Free cash flow for the first quarter 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 6.6 billion), taxes paid (negative USD 0.1 billion), capital expenditures and investments (negative USD 2.2 billion), (increase)/decrease in other items interest-bearing (USD 0.0 billion), proceeds from sale of assets and businesses (USD 1.1 billion), dividend paid (negative USD 0.4 billion) and share buy-back (USD 0.0 billion), resulting in a free cash flow of USD 5.2 billion in the first quarter of 2021.

Amended principles for adjusted earnings with effect from the first quarter of 2021:

With effect from the first quarter of 2021 Equinor has changed its policy for how gain or loss from sales of assets are to be recognised in Adjusted earnings for the Renewables segment. Previously gain or loss from sales of assets within the renewables segment has been excluded from the adjusted earnings performance measure, while as of the first quarter of 2021 such gain or loss will be included as part of the adjusted earnings performance measure for the segment. The change in policy for the adjusted earnings performance measure does not impact the other reporting segments, where such gain or loss will continue to be excluded from the adjusted earnings performance measure. The policy has been retrospectively applied, but with no impact on the comparable numbers for 2020.

In the fourth quarter of 2019 a gain of USD 212 million was recognised as a gain on sale of assets in the Arkona offshore windfarm in the Renewables segment.

The change in policy for gain or loss from sales of assets in the Renewables segment is based on the increased activity and significance of the segment (REN as a separate reporting segment with effect of the first quarter of 2021), where management consider such gain or loss on divestments to be an integral part of the performance of the segment. Early access at scale with a subsequent partial divestment is an integral part of the strategy for the Renewables segment that distinguishes it from the other segments in Equinor.

Adjusted earnings adjust for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.
- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.

- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold. Following the first quarter of 2021, Equinor has determined the adjusted earnings item of gain or loss from sales of assets is not applicable to the reporting segment, REN, as the management considers presentation of the segment operations result, including the presentation of the gain from divestments, as being reflective of the performance of the segment at this point of time.
- **Eliminations (Internal unrealised profit on inventories):** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2020 Annual Report and Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations, including with respect to the Covid-19 pandemic and its impacts, consequences and risks; Equinor's response to the Covid-19 pandemic, including measures to protect people, operations and value creation, operating costs and assumptions; the commitment to develop as a broad energy company; the ambition to be a leader in the energy transition; future financial performance, including cash flow and liquidity; accounting policies; production cuts, including their impact on the level and timing of Equinor's production; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2022; intention to optimise and mature our portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of our peer group; estimates and expectations regarding production growth; scheduled maintenance activity and the effects on equity production thereof; completion and results of acquisitions and disposals; expected amount and timing of dividend payments; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members and the uncertainty regarding demand created by the Covid-19 pandemic; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules and social distancing requirements trigerred by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; exercise of ownership by the Norwegian state; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (including section 2.12 Risk review - Risk factors thereof). Equinor's 2020 Annual Report and Form 20-F is available at Equinor's website www.equinor.com.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures.** See Use and reconciliation of non-GAAP financial measures in the report for more details.

6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures are refunded by the State.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8. The group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.